Syneron Unveils New E-Systems for Aesthetic Applications at American Academy of Dermatology Meeting

YOKNEAM, ISRAEL and TORONTO -- 03/06/2006 -- Syneron Medical Ltd. (NASDAQ: ELOS) this weekend debuted three new platforms to address medical aesthetic applications based on its elos™ (Electro-Optical Synergy) combined energy technology -- the first and only technology to combine Bi-Polar Radio Frequency (RF) and Light or Laser energies. The new eSystems make it easier than ever for physicians to address growing patient demands for no-down-time aesthetic procedures.

The new eLight platform uniquely combines Broad Spectrum Light with Bi-Polar Radio Frequency. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. The system also includes a revolutionary new skin tightening modality, which is currently being sold outside the United States and is pending US Food & Drug Administration clearance.

The new eLaser platform combines Diode Laser technology with Bi-Polar Radio Frequency (RF) and offers ultrafast hair removal, as well as upgradeability to Syneron's proven leg vein and wrinkle reduction treatments.

Finally, the new eMax platform combines Bi-Polar Radio Frequency (RF) with multiple forms of light energy to deliver the complete range of Syneron's elos modalities in one multi-platform system.

Syneron's successful VelaSmooth™ system for the reduction of the appearance of cellulite is also being highlighted at the AAD. This system gained clearance from the US Food and Drug Administration last June and continues to grow in popularity both in the United States and in International markets.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) develops, manufactures and distributes medical aesthetic devices that are powered by elos™, the combined-energy technology of bi-polar radio frequency and light. The company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Contact
Judith Kleinman
VP Investor Relations
tel: +972 4909 6282
email: ir@syneron.com.